SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 28th April 2005

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Issued: 28th April 2005, London

Results Announcement for the First Quarter 2005

GSK makes excellent start to 2005 with EPS of 21.1p, up 19%

GlaxoSmithKline plc (GSK) today announces its results for the first quarter ended 31st March 2005. The full results, which have been prepared on an IFRS basis, are presented under "Income Statement" on page 6 and are summarised below.

FINANCIAL RESULTS*
	Q1 2005		Q1 2004		Growth

	£m		£m		CER%	£%

Turnover	5,036		4,855		5	4
Operating profit	1,747		1,493		18	17
Profit before tax	1,711		1,466		18	17
Earnings per share	21.1	p	18.0	p	19	17

Q1 2005 SUMMARY*

•	Strong financial performance:
	–	Total pharmaceutical sales up 6% (to £4.3 billion) and EPS up 19%.
	–	US sales (+4% to £2.1 billion) impacted by the effect of generic competition to Wellbutrin SR and disruption to the supply of Paxil CR. Excluding these factors, US sales rose 13%.
	–	Strong European sales growth (+10% to £1.4 billion), benefiting from good performance of Seretide and Avandia and the contribution of Fraxiparine, an anti-thrombotic agent acquired from Sanofi in September 2004.

•	Key growth drivers continue to perform strongly:
	–	Seretide/Advair for asthma (+22% to £690 million).
	–	Avandia/Avandamet for diabetes (+25% to £287 million).
	–	Lamictal for epilepsy/bipolar disorder (+30% to £195 million).
	–	Valtrex for herpes (+28% to £164 million).
	–	Coreg for heart disease (+50% to £135 million).

•	Pipeline momentum continues:
	–	In the USA, Vesicare for over-active bladder successfully launched in January; unique, once-monthly dosing osteoporosis treatment, Boniva, launched in April.
	–	Good progress on key phase III assets, including Allermist for rhinitis and Cervarix for cervical cancer.

•	Update on Cidra manufacturing:
	–	Based on the terms of the recently announced Consent Decree, GSK expects to begin re-supplying the US and other markets with both Paxil CR and Avandamet in mid-year.

Commenting on the performance for the quarter and GSK's outlook, JP Garnier, Chief Executive Officer, said: "GSK is off to an excellent start in 2005. We are now entering a new phase of growth for the company as the impact of generic competition diminishes and the underlying strength of our business shows through. Great performances from our biggest products, Advair for asthma and Avandia for diabetes, are driving growth. GSK’s future is bright and in 2005 we are on track to deliver our guidance of EPS growth in the low double-digit range.”

*	The Group's practice is to discuss its results in terms of constant exchange rate (CER) growth. All commentaries compare 2005 results with 2004 in CER terms unless otherwise stated. See 'Accounting Presentation and Policies' on page 16 for fuller explanations of these matters.

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KEY GROWTH DRIVERS CONTINUE TO PERFORM STRONGLY

•	GSK’s biggest selling product – Seretide/Advair for asthma and COPD – continues to grow very strongly with sales up 22% to £690 million.

Advair had an excellent performance in the USA with sales up 25% to £380 million. In March, GSK, in collaboration with the American Lung Association, launched a new campaign which helps patients to assess their level of symptom control using the new Asthma Control TestTM.

Sales were strong in Europe (+19% to £251 million). European sales are expected to benefit from the CONCEPT trial data published in March 2005. This study showed that patients receiving Seretide had significantly more symptom-free days, and a rate of asthma attacks almost half that of Symbicort with adjustable maintenance dosing.

•	Sales of the Avandia family of diabetes treatments (Avandia/Avandamet) rose 25% to £287 million in the quarter. Growth was strong in all regions: USA (+21% to £215 million), Europe (+53% to £32 million) and International markets (+31% to £40 million).

In the first quarter, Avandia received FDA approval for two new indications: use in triple combination with metformin and a sulfonylurea (which makes it the only glitazone with this indication) and use at its highest dose of 8mg in combination with a sulfonylurea.

In the USA, the disruption in supplies of Avandamet from the Cidra manufacturing site has been largely offset by conversion to Avandia.

•	Lamictal, GSK’s epilepsy and bipolar disorder treatment, continues to perform very strongly with sales up 30% to £195 million during the quarter. US sales of Lamictal rose 38% to £120 million.

•	Sales of heart disease treatment Coreg rose 50% in the quarter to £135 million, benefiting from growth in three key areas of the heart disease market – hypertension, heart failure and post-myocardial infarction.

•	Sales of Valtrex, for herpes, rose 28% to £164 million, driven by a strong performance in the USA (+36% to £112 million) where the product is the clear market leader for the treatment and prevention of genital herpes.

•	GSK’s portfolio of vaccines grew 3% to £248 million, led by a strong performance in Europe where sales grew 10%. International sales declined 4% impacted by the phasing of tender orders which are expected to recur later in the year. In the USA, Boostrix (a booster vaccine to prevent diphtheria, tetanus and pertussis) and Fluarix (to prevent flu) are expected to be launched during the second half of 2005.

OTHER PRODUCTS

•	Sales of Flixonase/Flonase rose by 12% to £171 million during the quarter, benefiting from a particularly strong allergy season in Japan where sales more than doubled to £27 million.

•	GSK’s HIV franchise had a solid quarter with sales up 6% to £363 million (US sales up 8% to £178 million), helped by good performances from newly launched drugs Epzicom/Kivexa and Lexiva, and a favourable comparison with a weak first quarter last year.

•	Other products performing well during the quarter included: Zofran (+8% to £189 million); Requip for Parkinson’s Disease (+15% to £30 million); and Avodart, for the treatment of benign prostatic hyperplasia, sales of which more than doubled to £26 million. The quarter also included the first full quarter contributions from cardiovascular treatments Fraxiparine/Arixtra purchased from Sanofi in September 2004 (£56 million).

•	Overall sales of Seroxat/Paxil products fell 43% to £163 million as a result of generic competition to Paxil IR (-36% to £122 million) and the disruption to supplies of Paxil CR (-57% to £41 million).

•	Wellbutrin sales were down 23% to £163 million. Sales of Wellbutrin IR and SR (–75% to £32 million) continue to be affected by generic competition, which began in full in March 2004. However, this impact continues to be partially offset by the strong performance of Wellbutrin XL (+56% to £131 million).

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PIPELINE UPDATE

Product launches

•	Vesicare, which GSK is co-promoting with Astellas for the treatment of over-active bladder, has performed well since its launch in the USA in January, with a faster uptake than recently launched competitors. Vesicare should benefit further from new data from the STAR study which showed superiority on a number of clinical endpoints compared to Detrol LA, the current market leader. The study will be published in a urology journal later this year.

•	Boniva, a potent oral bisphosphonate for the treatment of osteoporosis, was launched in the USA in April. Boniva’s performance will benefit from its strong profile as the first product to be available in a convenient once-monthly dosing regimen. The US bisphosphonate market grew 20% to approximately $3 billion in 2004.

•	GSK remains on track for several other product launches in the USA during 2005, including: Requip for restless legs syndrome (approval expected Q2 2005); Boostrix childhood vaccine (Q2 2005); Entereg for post-operative ileus (H2 2005); and Fluarix flu vaccine (H2 2005).

Other news

•	The clinical programme for Cervarix, GSK’s HPV vaccine targeting cervical cancer, is progressing very well. GSK will present a clinical update for Cervarix, including exciting new preliminary trial data on 3rd May at the forthcoming International Papilloma Virus Conference in Vancouver.

•	Phase III data on Allermist in seasonal allergic rhinitis was received in the quarter. This showed significant superiority over placebo in the primary endpoint, nasal symptoms score, and all key secondary endpoints. Further phase III trials will complete during the year; US and EU filing is on track for 2006.

•	Lapatinib for solid tumours is progressing in a number of phase II and phase III studies. An update on the product and data from the phase II breast cancer studies will be presented at ASCO on 13th May.

•	GSK’s dual-acting Cox-2 inhibitor ’381, entered phase III development for osteo-arthritis and rheumatoid arthritis during the quarter. These studies will determine the dose to be used in long-term safety outcome studies for chronic indications, which are scheduled to start early next year.

•	Two pivotal phase III trials for Trexima – a product developed in partnership with Pozen for the treatment of migraine headaches – have now been completed. These show a statistically significant higher pain-free response for Trexima compared with the current gold standard, Imigran/Imitrex. Submission to the FDA is planned for Q3 2005.

•	The final data submission for Arranon (nelarabine), GSK’s new treatment for acute lymphoblastic leukaemia and lymphoma, is expected to be filed with the FDA on 29th April. Arranon was awarded priority review status and a decision from the FDA is expected in H2 2005.

•	Excellent new phase II data has been received for Entereg for the treatment of constipation associated with opioid use. The data show a greater than two-fold increase in bowel function versus placebo for patients taking chronic opioid medication, a result which is clinically and statistically highly significant. Phase III studies are expected to start later this year, with filing in 2007. The phase II study in chronic idiopathic constipation not associated with opioid use did not show significant efficacy versus placebo.

•	Radafaxine (’162) for depression, has successfully completed further dose escalation trials and will enter phase III studies in Q3 2005.

•	’699, GSK’s oral integrin antagonist for the treatment of multiple sclerosis and IBD, was put on clinical hold in the quarter while the FDA reviews the incidence of progressive multifocal leukoencephalopathy (PML) associated with the use of Tysabri, a recently launched injectable integrin antagonist.

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CONSUMER HEALTHCARE

•	Consumer Healthcare sales grew 2% with growth in International (+7%) and North American (+5%) markets offsetting lower sales in Europe (–2%). Operating profit for the business grew 23% benefiting from a favourable sales mix (growth from higher margin products), cost containment and lower advertising spending.

•	Over-the-counter medicine sales were £343 million (+5%). Sales growth was led by smoking control products which grew 17%, reflecting strong momentum behind the Commit lozenge in the USA and Europe.

•	Oral care sales were down 1% to £219 million. International sales were up 11% with strong performances by the Aquafresh, Sensodyne, Polident and Poligrip brands. Sales in Europe were down 6% versus a year ago, which benefited from the launch of new whitening products.

•	Nutritional healthcare products sales grew 1% to £135 million.

FINANCIAL REVIEW

These results have been prepared under International Financial Reporting Standards (see Accounting Presentation and Policies on page 16).

Operating profit and earnings per share

Operating profit for Q1 2005 was £1,747 million, an 18% increase in CER terms (17% in sterling terms) compared with Q1 2004. EPS of 21.1 pence increased 19% in CER terms (17% in sterling terms) compared with Q1 2004 EPS. The adverse currency impact of 2% reflected a weaker US dollar, partially offset by a stronger Euro.

EPS growth benefited by 4% due to higher asset sale profits (primarily the sale of certain Levitra Europe and International rights), partly offset by higher provisions for legal matters and higher charges relating to programmes to deliver future cost savings. Excluding these items, EPS grew 15%. This was above the rate of sales growth primarily due to lower SG&A costs arising from cost savings and the phasing of advertising and promotional expenses.

Currencies

The first quarter 2005 results are based on average exchange rates, principally £1/$1.91, £1/Euro 1.44 and £1/Yen 199. The period-end exchange rates were £1/$1.89, £1/Euro 1.45 and £1/Yen 202.

Dividend

On 28th April 2005 the Board declared a first interim dividend of 10 pence per share. This compares with a dividend of 10 pence per share for Q1 2004. The equivalent dividend receivable by ADR holders is 38.0090 cents per ADS based on an exchange rate of £1/$1.90047. The dividend will have an ex-dividend date of 11th May 2005 and will be paid on 7th July 2005 to shareholders and ADR holders of record on 13th May 2005.

Under IFRS the liability for a dividend is only recognised in the period when it is declared and so the Q1 2005 financial statements do not reflect this first interim dividend.

Earnings guidance

On an IFRS basis, 2005 EPS percentage CER growth is expected to be in the low double-digit range.

Share buy-back programme

In October 2002 GSK commenced a new £4 billion share buy-back programme. At 31st December 2004 £2,199 million had been accounted for from this programme. A further £206 million was spent in Q1 2005. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

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GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson David Mawdsley Chris Hunter-Ward	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709

	European Analyst / Investor	Duncan Learmouth Anita Kidgell Jen Hill	(020) 8047 5540 (020) 8047 5542 (020) 8047 5543

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies with the exception of Levitra, a trade mark of Bayer, Vesicare, a trade mark of Astellas, Entereg, a trade mark of Adolor and Boniva, a trade mark of Roche, which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report 2004.

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INCOME STATEMENT
Three months ended 31st March 2005

	Q1 2005		Growth	Q1 2004		2004
	£m		CER%	£m		£m

Turnover:
Pharmaceuticals	4,339		6	4,168		17,100
Consumer Healthcare	697		2	687		2,886

TURNOVER	5,036		5	4,855		19,986

Cost of sales	(1,127)		9	(1,035)		(4,360)

Gross profit	3,909		4	3,820		15,626

Selling, general and administration	(1,645)		(3)	(1,725)		(7,201)
Research and development	(663)		2	(659)		(2,904)
Other operating income	146			57		235

Operating profit:
Pharmaceuticals	1,626		18	1,395		5,126
Consumer Healthcare	121		23	98		630

OPERATING PROFIT	1,747		18	1,493		5,756

Finance income	49			43		176
Finance expense	(98)			(84)		(362)
Share of after tax profits of joint ventures and associates	13			14		60
Profit on disposal of interest in associates	—			—		149

PROFIT BEFORE TAXATION	1,711		18	1,466		5,779

Taxation	(488)			(406)		(1,757)
Tax rate %	28.5%			27.7%		30.4%

PROFIT AFTER TAXATION FOR THE PERIOD	1,223		17	1,060		4,022

Profit attributable to minority interests	21			23		114
Profit attributable to shareholders	1,202		17	1,037		3,908

EARNINGS PER SHARE	21.1	p	19	18.0	p	68.1	p

Diluted earnings per share	21.0	p		18.0	p	68.0	p

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PHARMACEUTICAL TURNOVER
Three months ended 31st March 2005

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	1,198	12	591	12	416	10	191	18
Seretide/Advair	690	22	380	25	251	19	59	11
Flixotide/Flovent	154	—	61	1	49	(4)	44	4
Serevent	79	(11)	24	(30)	40	(7)	15	30
Flixonase/Flonase	171	12	120	—	14	(2)	37	>100

CENTRAL NERVOUS SYSTEM	758	(15)	478	(18)	184	(7)	96	(11)
Seroxat/Paxil	163	(43)	50	(64)	52	(29)	61	(13)
Paxil IR	122	(36)	11	(76)	52	(29)	59	(15)
Paxil CR	41	(57)	39	(59)	—	—	2	74
Wellbutrin	163	(23)	160	(23)	—	—	3	(28)
Wellbutrin IR, SR	32	(75)	30	(76)	—	—	2	(41)
Wellbutrin XL	131	56	130	56	—	—	1	88
Imigran/Imitrex	167	—	123	2	33	(6)	11	(1)
Lamictal	195	30	120	38	63	20	12	9
Requip	30	15	13	14	15	16	2	13

ANTI-VIRALS	603	9	301	16	186	—	116	8
HIV	363	6	178	8	144	1	41	13
Combivir	140	2	68	4	56	(2)	16	4
Trizivir	74	(7)	39	(4)	31	(10)	4	(6)
Epivir	66	(6)	25	(20)	30	2	11	18
Ziagen	33	(12)	13	(24)	14	(4)	6	14
Retrovir	11	8	4	6	4	(7)	3	40
Agenerase, Lexiva	22	>100	14	>100	7	>100	1	>100
Epzicom/Kivexa	17	—	15	—	2	—	—	—

Herpes	197	16	114	33	36	(4)	47	1
Valtrex	164	28	112	36	25	13	27	11
Zovirax	33	(20)	2	(51)	11	(29)	20	(9)

Zeffix	29	—	3	7	4	(4)	22	(1)

ANTI-BACTERIALS	417	(1)	76	(29)	222	13	119	1
Augmentin	192	(6)	46	(39)	98	16	48	13
Augmentin IR	154	10	12	(18)	95	13	47	13
Augmentin ES, XR	38	(40)	34	(43)	3	>100	1	(6)
Zinnat/Ceftin	62	3	3	(2)	42	10	17	(10)

METABOLIC	319	22	215	21	40	31	64	20
Avandia, Avandamet	287	25	215	21	32	53	40	31

VACCINES	248	3	54	2	114	10	80	(4)
Hepatitis	94	4	26	(13)	48	13	20	13
Infanrix/Pediarix	83	9	28	20	40	12	15	(13)
Rotarix	1	—	—	—	—	—	1	—

ONCOLOGY AND EMESIS	235	9	171	12	43	—	21	6
Zofran	189	8	139	10	33	(1)	17	6
Hycamtin	25	7	17	10	7	—	1	4

CARDIOVASCULAR AND UROGENITAL	310	57	176	43	103	>100	31	39
Coreg	135	50	133	52	—	—	2	(29)
Levitra	10	(39)	9	(12)	1	(79)	—	—
Avodart	26	>100	12	>100	12	>100	2	>100
Arixtra	4	—	2	—	2	—	—	—
Fraxiparine	52	—	—	—	45	—	7	—
Vesicare	3	—	3	—	—	—	—	—

OTHER	251	(2)	17	(19)	80	2	154	(2)
Zantac	59	(13)	13	(19)	16	(18)	30	(6)

	4,339	6	2,079	4	1,388	10	872	5

Pharmaceutical turnover includes co-promotion income.

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CONSUMER HEALTHCARE TURNOVER
Three months ended 31st March 2005

	£m	Growth CER%

Over-the-counter medicines	343	5
Analgesics	84	3
Dermatological	39	(7)
Gastrointestinal	58	2
Respiratory tract	38	12
Smoking control	83	17
Natural wellness support	33	(4)

Oral care	219	(1)
Nutritional healthcare	135	1

Total	697	2

FINANCIAL REVIEW – INCOME STATEMENT

Operating profit
		Q1 2005		Q1 2004

	£m	% of turnover	£m	% of turnover	CER%	Growth £%

Turnover	5,036	100.0	4,855	100.0	5	4

Cost of sales	(1,127)	(22.4)	(1,035)	(21.3)	9	9
Selling, general and administration	(1,645)	(32.7)	(1,725)	(35.5)	(3)	(5)
Research and development	(663)	(13.1)	(659)	(13.6)	2	1
Other operating income	146	2.9	57	1.2

Operating profit	1,747	34.7	1,493	30.8	18	17

Overall the operating margin increased 3.9 percentage points as sterling operating profit increased 17% on a sterling turnover growth of 4%. At constant exchange rates operating profit increased 18% and the margin increased 3.8 percentage points, reflecting higher other operating income, a 3% decrease in selling, general and administration (SG&A) and only a 2% increase in R&D, partly offset by a 9% increase in cost of sales.

Cost of sales increased as a percentage of turnover by 1.1 percentage points. At constant exchange rates the increase was 0.8 percentage points, reflecting the loss of higher margin Wellbutrin SR sales and provisions related to addressing FDA quality issues at the Cidra plant in Puerto Rico.

SG&A as a percentage of turnover declined 2.8 percentage points. At constant exchange rates the decline was 2.6 percentage points, reflecting a lower share-based payment charge, the timing of advertising and promotion expenditure and other general savings, partly offset by higher provisions for legal matters and higher charges relating to programmes to deliver future cost savings.

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All legal costs are now accounted for within SG&A. This includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals and anti-trust matters, previously accounted for within other operating expense. The comparatives for 2004 have been restated on this basis. The full year effect in 2004 is to reallocate £296 million of legal costs from other operating income into SG&A, and the analysis by quarter is as follows:

Quarter 1	£22 million
Quarter 2	£180 million
Quarter 3	£54 million
Quarter 4	£40 million

£296 million

Operating profit is unaffected by this reallocation. See Accounting Presentation and Policies on page 16 for further details.

R&D expenditure as a percentage of turnover declined 0.5 percentage points, of which 0.1 percentage points was due to currency. The remaining 0.4 percentage point decline largely reflected a lower share-based payment charge. Pharmaceuticals R&D expenditure represented 14.7% of pharmaceutical turnover.

Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to the Quest collar and Theravance options (a charge of £13 million in the quarter). Other operating income was £146 million in Q1 2005 compared with £57 million in Q1 2004. The increased income in 2005 is predominantly due to the disposal of certain Levitra rights in Europe and International.

Taxation

The charge for taxation on profit amounting to £488 million represents an effective tax rate of 28.5%, which is the expected rate for the year.

Transfer pricing issues are described in the 'Taxation' note to the Financial Statements included in the Annual Report 2004. Developments since the date of that report are as follows.

With respect to the claims of the Internal Revenue Service (IRS) for the years 1997-2000, which are described in the note, the Group contested these claims for additional taxes of $1.9 billion by filing a petition in the US Tax Court on 12th April. The Group is also seeking to consolidate the IRS claims for 1997-2000 with those for 1989-1996 into a single trial. The total claims for these periods amount to $4.6 billion of additional taxes and related interest of $3.0 billion, net of federal tax relief, giving a total of $7.6 billion. The Group’s petitions against the IRS claims include counter-claims for repayment of taxes totalling $1.8 billion, based partly by reference to an Advance Pricing Agreement (APA) between SmithKline Beecham and the IRS covering the transfer pricing of Tagamet between 1991 and 1993. On 23rd December 2004 the IRS filed a motion for summary judgement to exclude any evidence relating to APAs from the court proceedings. On 31st March 2005 the trial judge denied the IRS motion and reserved ruling on the admissibility of APA evidence until full trial. A trial date for the 1989-1996 claims has been scheduled for October 2006.

GSK continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the USA, are more than sufficient to reflect the activities of its US operations.

GSK is in continuing discussions with the Inland Revenue in respect of UK transfer pricing disputes.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. However, there continues to be a wide difference of views between the Group, the IRS, the Inland Revenue and other relevant taxation authorities where open issues exist. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

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Weighted average number of shares
	Q1 2005 millions	Q1 2004 million	2004 million

Weighted average number of shares – basic	5,692	5,768	5,736
Dilutive effect of share options and share awards	37	14	12

Weighted average number of shares – diluted	5,729	5,782	5,748

Dividends
	Declared	Payable	Pence per share	£m

2005
First interim	28th April 2005	7th July 2005	10	570

2004
First interim	29th April 2004	1st July 2004	10	575
Second interim	27th July 2004	30th September 2004	10	573
Third interim	28th October 2004	6th January 2005	10	571
Fourth interim	10th February 2005	7th April 2005	12	683

			42	2,402

Under IFRS the liability for a dividend is only recognised when it is declared, which is currently after the accounting period to which it relates.

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 31st March 2005, was 5,682 million (31st March 2004: 5,749 million).

STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Q1 2005 £m	Q1 2004 £m	2004 £m

Exchange movements on overseas net assets	(62)	(240)	(30)
Tax on exchange movements	(4)	(56)	(73)
Fair value movements on available-for-sale investments	(29)	—	—
Tax on fair value movements	6	—	—
Loss from own shares for employee share schemes	(22)	(21)	(55)
Revaluation of goodwill due to exchange	7	1	6
Actuarial (losses)/gains on defined benefit plans	(97)	(7)	108
Deferred tax on actuarial (losses)/gains on defined benefit plans	33	9	(17)

Net losses recognised directly in equity	(168)	(314)	(61)

Profit attributable to shareholders	1,202	1,037	3,908

Total recognised income and expense for the period	1,034	723	3,847

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BALANCE SHEET

	31st March 2005 £m	31st March 2004 £m	31st December 2004 £m
ASSETS	————	————	————
Non-current assets
Property, plant and equipment	6,130	5,986	6,197
Goodwill	164	147	165
Other intangible assets	2,508	2,161	2,513
Investments in associates and joint ventures	218	216	209
Other investments	324	260	298
Deferred tax assets	1,999	2,007	2,032
Other non-current assets	245	290	248

Total non-current assets	11,588	11,067	11,662

Current assets
Inventories	2,130	2,110	2,193
Trade and other receivables	4,990	4,646	4,814
Liquid investments	1,490	1,460	1,512
Cash and cash equivalents	2,774	1,526	2,467
Assets held for sale	3	—	2

Total current assets	11,387	9,742	10,988

TOTAL ASSETS	22,975	20,809	22,650

LIABILITIES
Current liabilities
Short-term borrowings	(1,686)	(1,394)	(1,582)
Trade and other payables	(4,838)	(4,788)	(4,838)
Current tax payable	(1,864)	(1,759)	(1,598)
Short-term provisions	(1,017)	(759)	(962)

Total current liabilities	(9,405)	(8,700)	(8,980)

Non-current liabilities
Long-term borrowings	(4,083)	(3,595)	(4,381)
Deferred tax provision	(281)	(101)	(377)
Pensions and other post-employment benefits	(2,652)	(2,937)	(2,519)
Other provisions	(509)	(641)	(569)
Other non-current liabilities	(259)	(244)	(244)

Total non-current liabilities	(7,784)	(7,518)	(8,090)

TOTAL LIABILITIES	(17,189)	(16,218)	(17,070)

NET ASSETS	5,786	4,591	5,580

EQUITY
Share capital	1,485	1,484	1,484
Share premium account	326	273	304
Other reserves	(490)	(739)	(606)
Retained earnings	4,230	3,317	4,126

Shareholders’ equity	5,551	4,335	5,308
Minority interests	235	256	272

TOTAL EQUITY	5,786	4,591	5,580

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RECONCILIATION OF MOVEMENTS IN EQUITY

	Q1 2005 £m	Q1 2004 £m	2004 £m

Total equity at beginning of period, as previously reported	5,580	5,296	5,296
Implementation of accounting for financial instruments under IAS 39	(12)	—	—

Total equity at beginning of period, as adjusted	5,568	5,296	5,296
Total recognised income and expense for the period	1,034	723	3,847
Dividends declared	(685)	(808)	(2,527)
Ordinary shares issued	23	10	42
Ordinary shares purchased and cancelled	—	(179)	(201)
Ordinary shares purchased and held as Treasury shares	(206)	(100)	(799)
Ordinary shares issued by ESOP Trusts	33	25	78
Share-based payments	60	108	312
Minority interests	(41)	(484)	(468)

Total equity at end of period	5,786	4,591	5,580

FINANCIAL REVIEW – BALANCE SHEET

Net assets

The book value of net assets increased by £206 million from £5,580 million at 31st December 2004 to £5,786 million at 31st March 2005, mainly arising from a reduction in net debt in the quarter.

The carrying value of investments in associates and joint ventures at 31st March 2005 was £218 million with a market value of £1,046 million.

Equity

At 31st March 2005 total equity had increased from £5,580 million at 31st December 2004 to £5,786 million. The increase arises from retained earnings partially offset by purchases of Treasury shares and further actuarial losses on defined benefit plans in the quarter.

At 31st March 2005 the ESOP Trusts held 172.5 million GSK ordinary shares at a book value of £2,481 million and a market value of £2,093 million against the future exercise of share options and share awards, which have been deducted from other reserves. At 31st March 2005 GSK also held 86.3 million shares as Treasury shares, at a value of £1,005 million, which have been deducted from retained earnings.

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CASH FLOW STATEMENT
Three months ended 31st March 2005

	Q1 2005 £m	Q1 2004 £m	2004 £m

Operating profit	1,747	1,493	5,756
Depreciation and other non-cash items	147	313	1,227
Increase in working capital	(88)	(47)	(158)
Decrease in other net liabilities	(259)	(427)	(298)

	1,547	1,332	6,527
Taxation paid	(260)	(271)	(1,583)

Net cash inflow from operating activities	1,287	1,061	4,944

Cash flow from investing activities
Purchase of tangible fixed assets	(126)	(121)	(788)
Proceeds from sale of tangible fixed assets	17	2	53
Purchase of intangible assets	(55)	(25)	(255)
Proceeds from sale of intangible fixed assets	165	—	—
Purchase of equity investments	(5)	(4)	(103)
Proceeds from sale of equity investments	3	3	58
Purchase of businesses, net of cash acquired	—	—	(297)
Disposal of businesses and interest in associates	—	—	230
Investment in joint ventures and associated undertakings	(1)	—	(2)
Interest received	61	34	173
Dividends from joint ventures and associated undertakings	1	2	11

Net cash inflow/(outflow) from investing activities	60	(109)	(920)

Cash flow from financing activities
Decrease/(increase) in liquid investments	22	(7)	(53)
Proceeds from own shares for employee share options	11	4	23
Issue of share capital	23	10	42
Share capital purchased for cancellation	—	(178)	(201)
Other financing cash flows	(34)	33	49
Purchase of Treasury shares	(176)	(90)	(799)
Redemption of preference shares issued by subsidiary	—	(440)	(489)
Increase in long-term loans	—	—	1,365
Repayment of long-term loans	(4)	(4)	(15)
Net repayment of short-term loans	(308)	(10)	(407)
Net repayment of obligations under finance leases	(15)	—	(22)
Interest paid	(96)	(70)	(350)
Dividends paid to shareholders	(571)	(520)	(2,475)
Dividends paid to minority interests	(58)	(53)	(75)

Net cash outflow from financing activities	(1,206)	(1,325)	(3,407)

Increase/(decrease) in cash and bank overdrafts in the period	141	(373)	617
Exchange adjustments	13	(47)	(93)
Cash and bank overdrafts at beginning of period	2,355	1,831	1,831

Cash and bank overdrafts at end of period	2,509	1,411	2,355

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	2,774	1,526	2,467
Overdrafts	(265)	(115)	(112)

	2,509	1,411	2,355

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RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT

	Q1 2005 £m	Q1 2004 £m	2004 £m

Net debt at beginning of the period	(1,984)	(1,648)	(1,648)
Increase/(decrease) in cash and bank overdrafts in the period	141	(373)	617
Cash (inflow)/outflow from liquid investments	(22)	7	53
Net decrease/(increase) in long-term loans	4	4	(1,350)
Net repayment of short-term loans	308	10	407
Net repayment of obligations under finance leases	15	—	22
Exchange adjustments	8	(2)	24
Other non-cash movements	25	(1)	(109)

Movement in net debt	479	(355)	(336)

Net debt at end of the period	(1,505)	(2,003)	(1,984)

FINANCIAL REVIEW – CASH FLOW

Operating cash flow was £1,547 million in Q1 2005. This represents an increase of £215 million over Q1 2004 principally due to higher operating profits. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on tangible assets and dividend payments, together amounting to £957 million. Receipts of £34 million arose from the exercise of share options: £11 million from shares held by the ESOP Trusts and £23 million from the issue of new shares. In addition, £176 million was spent on purchasing the company's shares to be held as Treasury shares.

LEGAL MATTERS

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, and governmental investigations and related private litigation. The Group makes provision for those proceedings on a regular basis and may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition and results of operations.

Intellectual property claims include challenges to the validity of the patents on various of the Group’s products or processes, and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

At 31st March 2005 the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 9) was just over £1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

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Developments since the date of the Annual Report include:

Intellectual property

With respect to Teva Pharmaceutical USA Inc.’s challenge to the validity of the Group’s US patent covering Lamictal, which expires in January 2009 (including expected paediatric exclusivity), the parties have concluded the settlement agreement.

With respect to the US patents related to Wellbutrin XL, in April 2005 Biovail commenced an action in the US District Court for the Eastern District of Pennsylvania against Impax Laboratories, alleging infringement of Biovail formulation patents for Wellbutrin XL. In connection with its ANDA filing, Impax had certified the invalidity or non-infringement of both of those patents. Biovail continues its infringement actions against Anchen Pharmaceuticals and Abrika Pharmaceuticals; GSK is no longer a party to these two actions. All the cases are in their early stages.

With respect to the Group’s petition for a rehearing by the full court from the decision by a panel of the US Court of Appeals for the Federal Circuit (the “CAFC”) holding the Group’s patent with respect to paroxetine hemihydrate invalid for prior public use, in April 2005 the full CAFC vacated that judgement and remanded the matter to the same panel. Concurrently with entry of that decision, the panel issued a new opinion ruling the same patent invalid under an alternative theory. The Group has filed a request for rehearing by the full court of the panel’s new opinion.

With respect to the appeal by Teva from the US District Court decision finding infringement and affirming the validity of the Group’s method of use patents for ondansetron (the active ingredient in Zofran), the CAFC has set a 6th June 2005 hearing date.

In April 2005 the Group commenced an action in the US District Court for the District of Delaware against Teva, alleging infringement of a GSK compound patent for ropinirole hydrochloride (the active ingredient in Requip) and a method of use patent for treatment of Parkinson’s disease, both of which are listed in the Orange Book. The compound patent expires in December 2007 and the method of use patent in May 2008. The defendant has filed an ANDA with the FDA with a certification of invalidity and non-infringement of those patents. FDA approval of that ANDA is stayed until the earlier of August 2007 or resolution of the patent infringement action. The case is in its early stages.

Governmental investigations

With respect to the Group’s manufacturing facility at Cidra, Puerto Rico, in March 2005 the FDA halted distribution of supplies of Paxil CR and Avandamet due to manufacturing issues at the site. In April the Group reached an agreement with the FDA on a Consent Decree. The Consent Decree provides for an independent expert to review manufacturing processes at the site for compliance with FDA Good Manufacturing Practice (GMP) requirements. There is further provision for the Group to provide a report to the FDA on any deficiencies identified in this review, setting out a corrective plan and timetable for completion. The Group is fully committed to working cooperatively with the FDA to address any such issues in a timely fashion.

With respect to Paxil CR (paroxetine hydrochloride controlled release) tablets and Avandamet (rosiglitazone maleate/metformin hydrochloride) tablets, GSK believes it has identified the source of the manufacturing issues related to both of these products and has already implemented revisions to those manufacturing processes. The Group is now validating those solutions through a third party.

Based on the terms of the Consent Decree, the Group can continue to manufacture products at the site and expects to begin re-supplying the US and other markets with both Paxil CR and Avandamet in mid-year.

No financial penalties have been imposed under the Consent Decree. This Consent Decree allows for potential future penalties up to a maximum of $10 million a year if the Group fails to meet the terms of the agreement. GSK is also required to post a $650 million bond to ensure that product previously withheld by the FDA is appropriately destroyed or reconditioned. The Group anticipates meeting all requirements of the bond within 90 days following entry of the Decree, after which the bond will be cancelled.

In April 2005 the Group received a subpoena from the US Attorney’s Office in Boston requesting production of records regarding manufacturing at the Cidra site covering the same type of information as that collected by the US government in Puerto Rico in October 2003.

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Securities class action

In April 2005 attorneys representing a purported class of purchasers of GlaxoSmithKline shares and American Depositary Shares (ADSs) filed securities class action complaints against the Group in the US District Court for the Southern District of New York alleging that the Group violated US securities laws through failure to disclose unfavourable clinical data from studies on Paxil. The Group intends to defend the action vigorously.

Developments with respect to tax matters are described in ‘Taxation’ on page 9.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	Q1 2005	Q1 2004	2004
Average rates:
£/US$	1.91	1.83	1.83
£/Euro	1.44	1.47	1.47
£/Yen	199.00	195.00	197.00
Period end rates:
£/US$	1.89	1.84	1.92
£/Euro	1.45	1.50	1.41
£/Yen	202.00	191.00	197.00

During Q1 2005 average sterling exchange rates were stronger against the US dollar and the Yen and weaker against the Euro compared with the same period in 2004. Comparing Q1 2005 period end rates with Q1 2004 period end rates, sterling was also stronger against the US dollar and the Yen and weaker against the Euro.

ACCOUNTING PRESENTATION AND POLICIES

With effect from 1st January 2005, GSK has moved to reporting its financial results in accordance with International Financial Reporting Standards (IFRS) as required by a European Union Regulation issued in 2002. This unaudited Results Announcement for the three months ended 31st March 2005 is prepared in accordance with IAS 34 “Interim Financial Reporting” and the IFRS accounting policies expected to apply in 2005. These IFRS policies are unchanged from those set out in the Annual Report 2004 on pages 164 to 166, except that GSK now accounts for all legal costs within SG&A. Comparative figures have been amended accordingly.

In addition, a number of presentational changes have been made, starting in Q1 2005, to conform with best practice under IFRS:

•	Legal costs have been reclassified so that all legal costs are now reported within SG&A. The impact of this reclassification on the comparative figures for 2004 is disclosed on page 9. Consequently, trading profit is no longer reported separately.

•	Except where expressly permitted, IFRS does not allow offsetting of income and expenses. Consequently, finance income and expense are reported separately.

None of these presentational changes has any impact on operating profit or EPS in this quarter or the comparative periods in 2004. All comparative figures are presented on this basis, except that GSK has taken advantage of an exemption which permits financial instruments to be accounted for and presented on a UK GAAP basis in 2004 and only in accordance with IAS 32 and IAS 39 from 1st January 2005. Full details of the major differences from UK GAAP as they apply to GSK and the IFRS accounting policies that are expected to apply for 2005 are given in the unaudited IFRS financial information section of the Annual Report 2004 on pages 163 to 168.

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Data for market share and market growth rates relate to the year ended 31st December 2004 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

The income statement, statement of recognised income and expense and cash flow statement for the year ended, and the balance sheet at, 31st December 2004 have been derived from the unaudited IFRS financial information published in the Annual Report 2004.

UK GAAP to IFRS reconciliations

GSK published financial information in accordance with International Financial Reporting Standards for 2003 and 2004 on the London Stock Exchange on 10th February 2005. That document included explanations of the main UK GAAP to IFRS differences and UK GAAP to IFRS reconciliations for:

•      total equity at 1st January 2003, 31st December 2003 and each quarter end in 2004
•      profit attributable to shareholders for 2003 and each quarter in 2004
•      cash flows for 2003 and each quarter in 2004

The document is available on the company’s website.

INVESTOR INFORMATION

Announcement of Q1 2005 Results
This Announcement was approved by the Board of Directors on Thursday 28th April 2005.

Financial calendar
The company will announce second quarter 2005 results on 28th July 2005. The second interim dividend for 2005 will have an ex-dividend date of 3rd August 2005 and a record date of 5th August 2005 and will be paid on 6th October 2005.

Internet
This Announcement and other information about GSK is available on the company's website at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: April 28, 2005

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc